[Optical Sensors Incorporated Letterhead]

October 24, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Attn: Kate Tillan and Martin James

Re:	Optical Sensors Incorporated

Form 10-KSB for the Year Ended December 31, 2005

Filed March 31, 2006

File No. 000-27600

Dear Ladies and Gentlemen:

On behalf of Optical Sensors Incorporated d/b/a väsamed, I am responding to the request for an acknowledgement contained in the comment letter dated October 23, 2006, from Mr. Martin James to Ms. Roberta L. Dircks of Optical Sensors Incorporated (hereinafter, the “Company”), regarding the Company’s Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

In connection with the comment letter the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OPTICAL SENSORS INCORPORATED

/s/ Roberta L. Dircks
Roberta L. Dircks
Chief Financial Officer